Exhibit 12.1
AVERY DENNISON CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended	Fiscal Year
	September 29, 2007	2006	2005	2004	2003(2)	2002(2)
Earnings:
Income from continuing operations before taxes	$276.2	$425.6	$366.8	$375.3	$338.5	$354.3
Add: Fixed charges from continuing operations (1)	95.7	86.4	88.8	84.8	86.6	69.6
Amortization of capitalized interest	2.2	2.8	2.6	2.4	2.3	2.0
Less: Capitalized interest	(4.4)	(5.0)	(4.9)	(3.1)	(6.0)	(3.9)

	$369.7	$509.8	$453.3	$459.4	$421.4	$422.0

Fixed charges from continuing operations: (1)
Interest expense	$70.9	$55.5	$57.9	$58.7	$58.6	$44.7
Capitalized interest	4.4	5.0	4.9	3.1	6.0	3.9
Interest portion of leases	20.4	25.9	26.0	23.0	22.0	21.0

	$95.7	$86.4	$88.8	$84.8	$86.6	$69.6

Ratio of Earnings to Fixed Charges	3.9	5.9	5.1	5.4	4.9	6.1

(1)	The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, “earnings” consist of income before taxes plus fixed charges and amortization of capitalized interest, less capitalized interest. “Fixed charges” consist of interest expense, capitalized interest and the portion of rent expense (estimated to be 35%) on operating leases deemed representative of interest.

(2)	Certain prior year amounts have been reclassified to confirm to current Presentation.